September 05, 2006

Oceanstone Fund

553 Dew Point Avenue

Carlsbad, CA 92011

Re:    Purchase Agreement for Initial Capital

Gentlemen:

We am purchasing from you today 10,200 shares of Oceanstone Fund, at a price of $10.00 per share, for an aggregate price of $102,000, to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940 in order to make a public offering of shares of the Oceanstone Fund.

We hereby represent that we am acquiring the said shares for investment purpose and not for distribution or resale to the public.

Sincerely,

/S/ James J. Wang

/S/ Yajun Zheng

James J. Wang

Yajun Zheng